UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

AVANIR PHARMACEUTICALS, INC.

(Name of Subject Company)

AVANIR PHARMACEUTICALS, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

05348P401

(CUSIP Number of Class of Securities)

Keith Katkin

President and Chief Executive Officer

Avanir Pharmaceuticals, Inc.

30 Enterprise, Suite 400,

Aliso Viejo, California 92656

(949) 389-6700

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Charles K. Ruck

R. Scott Shean

David M. Wheeler

Latham & Watkins LLP

650 Town Center Drive, 20th Floor

Costa Mesa, CA 92626

(714) 540-1235

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The New Global CNS Company December 2014

Otsuka

Otsuka-people creating new products for better health worldwide

+

AVANIR®

pharmaceuticals

2 Creation of a Global Leader in CNS

Strategic Rationale
Increased resources
to continue our vision of
developing into a leading CNS specialty pharmaceutical
company
Remain an independent operating company -
Avanir
Pharmaceuticals - with the benefit of tapping into the
resources of a large pharmaceutical company
(Johnson and Johnson operating model)
Confidential and Proprietary

4 Why Otsuka? Maximize Share Value Cultural Alignment Philosophical Alignment Business Alignment Confidential and Proprietary

Otsuka Desires to Build Capabilities

Otsuka’s people
have built world class capabilities to
develop and commercialize innovative
products for people
with psychiatric
conditions
Avanir’s people
have built world class capabilities to develop
and commercialize innovative
products for people with
neurologic conditions
With the added resources of Otsuka and the shared
expertise of our people, we will be able to accelerate the
development and commercialization of needed CNS drugs
and unlock additional value in Avanir’s business

Achieving Greatness 6

Otsuka-people creating new products for better health worldwide

- [illegible] innovative products
- [illegible]
- [illegible] worldwide

Otsuka Philosophy… 7 Creating our own unique and innovative products Improving health and well being Contributing to the lives of people worldwide These words embody our dedication to:

Otsuka

AVANIR pharmaceuticals

EUROPE
ASIA
JAPAN
AMERICA
WHIRLPOOLS
NARUTO BRIDGE

"Always striving to take the road less traveled For better health worldwide World-class or Not at All

Otsuka Overview

Parent:  Otsuka Holdings, Co., Ltd. (Tokyo, Japan)
Revenue/Net Income:  $14.1 Billion / $1.5 Billion (FY2013)
Core Business Segments:  Pharmaceuticals &
Nutraceuticals
Capabilities: Discovery Research, Preclinical and Clinical
Development, Manufacturing, Packaging, Distribution, and
Global Commercialization (U.S., Europe, and Asia Pacific)
Pharmaceutical Focus:  CNS, Oncology, and Cardiovascular

Hi-Z Tower
Otsuka Pharmaceutical Co., Ltd.
Tokushima, Japan
Otsuka Pharmaceutical Co., Ltd
Established
August 10,1964
President Taro Iwamoto
Employees 5,733
Sales (FY13) US $7.5 Billion +21.9%
Operating
income
US $2.0 Billion +48.1%
Key U.S.
Companies
•
Otsuka America Pharmaceuticals Inc
•
Otsuka Pharmaceutical Development
& Commercialization, Inc.
•
Otsuka Maryland Medicinal
Laboratories, Inc.
•
Astex Pharmaceuticals
(as of March 31, 2014)
Otsuka Pharmaceuticals

ABILIFY®
(aripiprazole)
TABLETS and ORAL SOLUTION 1 mg/mL

Samsca™
(tolvaptan)

CRYSTAL GEYSER
RIDGE
CALIFORNIA
BUCHIGNANI
RANCH
CARIGNANE

POCARI SWEAT
2 L
POCARI SWEAT
POCARI SWEAT
POCARI SWEAT

400MG
Abilify Maintena®
(aripiprazole) for extended release injectable suspension

BAKED WHOLE SOY & FRUIT BAR
MOISTER & FRUITIER
SOYJOY®
ALL NATURAL
DARK CHOCOLATE CHERRY

Nature Made
D_3 2000 IU
100 TABLETS
Nature Made
C
VITAMIN 1000 mg
DIETARY SUPPLEMENT
100 TABLETS
Helps Support the Immune System
Nature Made
B-12
VITAMIN 500 mcg
100 TABLETS

Flagship Products 11

Otsuka CNS Pipeline
Compound Class Indication (Formulation) Region Stage
OPC-14597
(Abilify™)
Aripiprazole
Dopamine
partial
agonist
Autism (Oral) JP Phase 3
Tourette disorder (Once-weekly tablet) US Filed
OPC-14597
(Abilify Maintena™)
Aripiprazole
Depot injection
Schizophrenia JP Filed
Bipolar I disorder
JP, US,
& EU
Phase 3
levetiracetam
(Keppra™/E Keppra™)
(UCB partnership)
Anti-epileptic
drug
Epilepsy-generalized onset seizures (Oral) JP Phase 3
Epilepsy-partial onset seizures/mono therapy (Oral/injection) JP Filed
OPC-34712
Brexpiprazole
Serotonin-
Dopamine
Activity
Modulator
(SDAM)
Adjunctive therapy for major depressive disorder(Oral)
US
EU
Filed
Phase 3
Schizophrenia (Oral)
US
JP, EU
Filed
Phase 3
Agitation associated with Alzheimer's disease (Oral) US, EU Phase 3
Post-traumatic stress disorder (Oral) US, EU Phase 3
Lu AE58054
(Lundbeck partnership)
5HT6
antagonist
Alzheimer’s disease (Oral)
US, EU,
JP
Phase3
AF 20513
-amyloid
vaccine
Alzheimer’s disease US, EU Phase 1
ASC-01
aripiprazole/sertraline
Dopamine
partial
agonist/ SSRI
Major depressive disorder(Oral) JP, Asia Phase3

Implications for Avanir
Business as usual
goal is not to change how we operate as a company!
– No expected changes in headcount or cash compensation targets
The benefits of being a small biopharmaceutical company with increased
resources and protection of a large company
Development and commercialization organization for Otsuka products focused on neurology and elderly…
more products to sell and more development
programs to pursue
– Sativex (Phase III data in 1H2015)
– Multiple Alzheimer’s Disease programs and brexpiprazole
Increased leverage
when dealing with business issues
Global approach
to the business – US, Europe and Asia
Confidential and Proprietary

Implications for the Commercial Team
Business as usual
with access to more resources
– No expected changes in headcount or cash compensation targets
300+ psychiatry representatives contributing to the Nuedexta sales effort
–
More noise, more adoption, more patients being helped!
Increased leverage
with wholesalers, managed care organizations and
other customers
Commercialization arm for Otsuka products for neurology and elderly patients
EU and ROW
commercialization infrastructure
Confidential and Proprietary

Implications for the R&D Team
Business as usual
with access to more resources
– No expected changes in headcount or cash compensation targets
– Continue development of all of our programs
Development arm for Otsuka neurology product candidates
Leverage Otsuka
relationships
and
infrastructure
as needed
Leverage Otsuka
expertise
in Psychiatry drug development
Global presence
to pursue worldwide development programs
Confidential and Proprietary

Financials
$17 per share; $3.5Bn offer value
– Represents ~20x 2015 revenues; ~13.5x 2016 revenues
– Significant take-out premium built into the pre-announcement stock price
Premiums
– 58% to the 90 trading day average trading price
– 47% / 32% premium to the 60 / 30 trading day average trading price, respectively
– 55% premium over September financing
– 14% to Friday (11/28) close; 13% to 52wk high closing price
Confidential and Proprietary

Summary
Great outcome
for employees, patients and shareholders
Business as usual goal is not to change how we operate!
– No expected changes in headcount or cash compensation targets
The benefits of being a small biopharmaceutical company with increased resources and protection of a large company
Opportunity to meet and interact with Taro Iwamoto, Ph.D. the President of Otsuka
this afternoon
Send questions to Jesus Varela via e-mail for this afternoon
Confidential and Proprietary

Impact on Our Customers, Researchers and Patients

Impact on Customers
Great outcome for customers
More resources to develop the PBA market by raising
awareness thereby increasing the number of patients to be
helped
Increased investment in the business
Worldwide presence
Increased investment in Avanir pipeline focused on bringing
innovative therapies to market for diseases with high unmet
needs
Confidential and Proprietary

Impact on Researchers
Great outcome for researchers
More resources to develop current and future Avanir
products
Increased investment in Avanir pipeline focused on bringing
innovative therapies to market for diseases with high unmet
needs
Increased investment in the business
Worldwide presence
Confidential and Proprietary

Impact on Patients
Great outcome for patients
More resources to develop the PBA market by raising
awareness thereby increasing the number of patients to be
helped
Increased investment in Avanir pipeline focused on bringing
innovative therapies to market for diseases with high unmet
needs
Worldwide presence
Confidential and Proprietary

Forward-Looking Statements
The statements included in this communication that are not a description of historical facts are forward-looking statements. Words or phrases such as “believe,” “may,” “could,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “seek,” “plan,” “expect,” “should,” “would” or similar expressions are intended to identify forward-looking statements. These forward-looking statements include without limitation statements regarding the benefits and planned completion of the transactions contemplated by the Agreement and Plan of Merger dated as of
December 2, 2014 (the “Merger Agreement”) by and among Avanir Pharmaceuticals, Inc. (the “Company”), Otsuka Pharmaceutical Co., Ltd.
(“Parent”) and Bigarade Corporation, a wholly-owned subsidiary of Parent (“Acquisition Sub”). Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing of the tender offer and the merger; uncertainties as to the percentage of
Company stockholders tendering their shares in the tender offer; the possibility that competing offers will be made; the possibility that various closing conditions for the tender offer or the merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the merger; the effects of disruption caused by the transaction making it more difficult to maintain relationships with employees, collaborators, vendors and other business partners; the risk that stockholder litigation in connection with the tender offer or the merger may result in significant costs of defense, indemnification and liability; and risks and uncertainties pertaining to the business of the Company, including the risks and uncertainties detailed in the Company’s public periodic filings with the United States Securities and Exchange Commission  (the “SEC), as well as the tender offer materials to be filed by Parent and Acquisition Sub and the
Solicitation/Recommendation Statement to be filed by the Company in connection with the tender offer.
You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. All forward-looking statements are qualified in their entirety by this cautionary statement and the Company undertakes no obligation to revise or update this report to reflect events or circumstances after the date hereof, except as required by law. This caution is made under the safe harbor provisions of
Section 21E of the Private Securities Litigation Reform Act of 1995.
Additional Information
The tender offer described above has not yet commenced. This communication is not an offer to buy nor a solicitation of an offer to sell any securities of the Company. The solicitation and the offer to buy shares of the Company’s common stock will only be made pursuant to a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and other related materials that Parent and Acquisition
Sub intend to file with the SEC. In addition, the Company will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9
with respect to the tender offer. Once filed, investors will be able to obtain the tender offer statement on Schedule TO, the offer to purchase, the
Solicitation/Recommendation Statement of the Company on Schedule 14D-9 and related materials with respect to the tender offer and the merger, free of charge at the website of the SEC at www.sec.gov, and from the information agent named in the tender offer materials. Investors may also obtain, at no charge, any such documents filed with or furnished to the SEC by the Company under the “Investors” section of the
Company’s website at www.avanir.com. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THESE DOCUMENTS WHEN
THEY BECOME AVAILABLE, INCLUDING THE SOLICITATION/RECOMMENDATION STATEMENT OF THE COMPANY AND ANY
AMENDMENTS THERETO, AS WELL AS ANY OTHER DOCUMENTS RELATING TO THE TENDER OFFER AND THE MERGER THAT ARE
FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO WHETHER TO
TENDER THEIR SHARES INTO THE TENDER OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS
AND CONDITIONS OF THE TENDER OFFER.